FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

For the month(s) of:              June, 2004

Commission File Number:          0-17164

Mamma.com Inc.

(Translation of registrant’s name into English)
 388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.....No.. X ..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Closing of Private Placement

           On June 30, 2004, we sold under a securities purchase agreement dated June 29, 2004 ("Securities Purchase Agreement") 1,515,980 common shares ("Common Shares") and 606,392 warrants ("Warrants"), for an aggregate price of $ 16,600,000. Each Warrant entitles the holder to purchase one (1) additional Common Share to certain accredited investors (collectively, the "Investors"). The warrants are exercisable into Common Shares ("Warrant Shares") at an exercise price equal to $15.82 per share (subject to adjustment pursuant to the terms of the warrants).

           We also granted registration rights to the purchasers, pursuant to which we agreed to file with the SEC a registration statement covering the resale of the Common Shares and the Warrant Shares by the Investors. A copy of the Securities Purchase Agreement and the form of the Warrants are attached as exhibits to the registration statement of which this prospectus is a part.

           The following information filed with this Form 6-K is incorporated by reference in our registration statements, the prospectuses included therein, and any registration statement subsequently filed by us with the Securities and Exchange Commission:

           Form of Securities Purchase Agreement, dated June 29, 2004, and form of Warrant, the texts of which are attached hereto as Exhibits 10.1 and 4.1 respectively, and are incorporated herein by reference.

Exhibits

                     4.1      Form of Warrant

                     10.1      Form of Securities Purchase Agreement dated June 29, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mamma.com Inc. (Registrant)
Date: July 7, 2004	By: /s/ Daniel Bertrand Daniel Bertrand Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Document	Sequentially Numbered Pages
Mamma.com Inc. Form of Warrant Form of Securities Purchase Agreement